Exhibit (d)(8)
SSgA Funds Management Inc.
One Lincoln Street
Boston, MA 02111
February 1, 2011
David James, Secretary
State Street Master Funds
State Street Institutional Investment Trust
4 Copley Place, 5th floor, CPH 0326
Boston, MA 02116
Dear Mr. James:
     This letter serves to inform State Street Master Funds that SSgA Funds Management, Inc. (“SSgA FM”), as investment adviser to State Street Money Market Portfolio, State Street Tax Free Money Market Portfolio, State Street U.S Government Money Market Portfolio, State Street Treasury Money Market Portfolio and State Street Treasury Plus Money Market Portfolio (each a “Portfolio”), has contractually agreed to waive 5 basis points (“bps”) of its 10 bps advisory fee for each Portfolio. Additionally, SSgA FM, as investment adviser to State Street Institutional Liquid Reserves Fund, State Street Institutional Tax Free Money Market Fund, State Street Institutional U.S. Government Money Market Fund, State Street Institutional Treasury Money Market Fund, and State Street Institutional Treasury Plus Money Market Fund (each a “Feeder Fund”), is notifying State Street Institutional Investment Trust that it has contractually agreed to waive 5 bps of the 10 bps advisory fee it receives from each Feeder Fund if substantially all of assets of the Feeder Fund are not invested in a corresponding Portfolio.
     The waivers set forth herein will remain in effect until January 31, 2012. This letter agreement may not be terminated without prior approval from the Board of Trustees. The terms of the waivers are subject to the terms and conditions of the respective Investment Advisory Agreements between SSgA FM and each of State Street Master Funds and State Street Institutional Investment Trust, each dated May 1, 2001 and as amended from time to time.

SSgA Funds Management, Inc.
By:	/s/ James Ross
	Name:	James Ross
	Title:	President